                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 2)*

                          HANDHELD ENTERTAINMENT, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   410247 20 9
              -----------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                                    Carl Page
                          Handheld Entertainment, Inc.
                          539 Bryant Street, Suite 403
                             San Francisco, CA 94107
                                 (415) 495-6470
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 15, 2006
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 410247 20 9                13D                           Page 2 and 3
---------------------                                              ------------

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Carl Page
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      PF, OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

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                      7.    SOLE VOTING POWER
NUMBER OF                   3,600,105
SHARES               -----------------------------------------------------------
BENEFICIALLY          8.    SHARED VOTING POWER
OWNED BY                    0
EACH                 -----------------------------------------------------------
REPORTING             9.    SOLE DISPOSITIVE POWER
PERSON                      3,600,105
WITH                 -----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,600,105
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
      CERTAIN SHARES*
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.4%
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14.   TYPE OF REPORTING PERSON*
      IN
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---------------------                                              ------------
CUSIP No. 410247 20 9                13D                           Page 3 and 3
---------------------                                              ------------

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule
13D filed by the undersigned. This Amendment No. 2 amends the schedule 13D as specifically set forth.

ITEM 3 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         On February 10, 2006, Mr. Page acquired from the Issuer 1,718,395 shares of Common Stock, upon conversion of an aggregate of $3,912,112 of principal and accrued interest on convertible promissory notes of the Issuer received by Mr. Page in exchange for a series of cash advances to the Issuer.

         Mr. Page participated in a private placement by the Issuer that was completed on February 10, 2006, whereby he acquired 172,414 shares of Common
Stock for consideration of $500,000.

         On April 30, 2006, Mr. Page acquired from the Issuer 71,439 shares of
Common Stock, upon conversion of an aggregate of $509,648 of principal and accrued interest on convertible promissory notes of the Issuer received by Mr.
Page in exchange for a series of cash advances to the Issuer 71,439 shares of
Common Stock

         On August 15, 2006, Mr. Page acquired from the Issuer 200,000 Units
(each unit consisting of one share of common stock and one warrant to purchase common stock at $6.06) as part of a secondary offering of 1.2 million units underwritten by Newbridge Securities, Inc. and Pali Capital, Inc.

ITEM 5(a) AND 5(b) ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS
FOLLOWS:

          (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by Mr. Page is as follows:

  Aggregate Number of       Number of Shares: Sole       Number of Shares: Shared     Approximate
        Shares             Power to Vote or Dispose      Power to Vote or Dispose     Percentage*
---------------------------------------------------------------------------------------------------

       3,600,105                   3,600,105                         0                    22.4%
---------------------------------------------------------------------------------------------------

         * Based on 11,620,922 shares of Common Stock outstanding as of August
15, 2006, as disclosed in the Issuer's registration statement on Form SB-2, amendment #9 filed August 14, 2006.

ITEM 5(c) IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (c) During the past 60 days, Mr. Page effected no transactions in shares of Common Stock other than as set forth below.

         On August 15, 2006, Mr. Page acquired from the Issuer 200,000 Units
(each unit consisting of one share of common stock and one warrant to purchase common stock at $6.06) as part of a secondary offering of 1.2 million units underwritten by Newbridge Securities, Inc. and Pali Capital, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2006

/S/ CARL PAGE
-------------------------
Carl Page